2025 REPORT

# RISE Robotics


RISE Robotics

## Dear investors,

2025 was a breakout year. With your support, we raised over $5M from 2,250+ investors and became the #1 most-funded Reg CF campaign in U.S. history — landing in the top 1% of all Reg CF rounds and oversubscribing three times.

The technology delivered. In March, our Superjammer robotic arm earned a Guinness World Record for the world's strongest robotic arm prototype. We unveiled the Railgate 5500, our all-electric, fluid-free commercial liftgate, and debuted our second-generation double-acting Beltdraulic cylinder at Bauma in Germany. Mid-year, we shipped the Superjammer arm to a customer and landed (and delivered) our first commercial Beltdraulic cylinder order.

Defense traction continued. We completed a $1.25M Air Force SBIR Phase 2, secured a strategic EWAAC contract with the U.S. Air Force, won an Army SBIR Phase I, and were selected for a $3M AFWERX Tactical Funding Increase. We briefed the U.S. and allied defense community at JMWWR and ran a depot-wide demonstration of the Beltdraulic CLD at Letterkenny Army Depot.

We strengthened the team with Dan Foran (Head of Product) and Amy DeDeo (Head of Manufacturing), expanded into marine automation through a new INAV4U partnership, and

earned recognition from USA Today (Top Visionary), The Boston Globe, Startup Boston, MIT Startup Exchange, and KingsCrowd (4.8/5.0 rating).

Looking ahead to 2026, we're focused on delivering commercial Beltdraulic products at scale, expanding across manufacturing, logistics, defense, and automation, forming new OEM partnerships, and integrating with real-world systems.

The momentum is real, the technology is proven, and the market is opening up. Thank you for making 2025 historic — let's keep building!

**We need your help!**

Your support is a force multiplier — and the most useful ways you can help don't require deep pockets or insider networks.

Spread the word. This is the highest-leverage thing you can do. Share what we're building on social media, in industry groups, in conversations. The more people who understand the shift we're driving in actuation and heavy machinery, the easier every customer, talent, and partner conversation gets.

Open doors where you can. If you work in or near construction, defense, heavy industry, marine, mining, or fleet operations (especially food and beverage delivery with liftgates), you may have relevant contacts — engineers, operators, fleet managers, procurement leads. Warm intros to anyone touching hydraulic equipment are valuable. If you're not sure whether a contact fits, ask us first.

Refer great people. We're hiring senior controls and embedded software engineers (motor drives, real-time systems) and a sales/BD leader with experience selling capital equipment into industrial or defense markets. Forward our roles to anyone you'd vouch for.

Stay engaged. Read our updates, ask questions, share honest reactions. If you see risks or adjacent opportunities we're missing, tell us. And if you'd consider participating again in future rounds, that signal matters. In short: amplify, refer, stay close. If we execute together, the upside is shared

Sincerely,

*Hiten Sonpal*

CEO

*Marc F. Dupre*

Secretary

*Walter Winshall*

Director

*Vivek Agastya*

Director

*Arron Acosta*

Director

# How did we do this year?

## REPORT CARD

**B+**

### ☺ The Good

- Launched our 2nd Generation cylinder and landed and shipped our first commercial order
- Finished our Air Force contract and were awarded (and completed) our first Army contract
- Won Guinness World Record and were the #1 Reg CF Raise of 2025

### ☹ The Bad

- Air Force contract award was delayed several times and ultimately didn't didn't get awarded in 2025
- Liftgate pilot took longer than expected to start
- Oil and gas pilot needed more engineering than expected

# 2025 At a Glance

## January 1 to December 31


$$$$




IOU!

$431,460 [77%]
Revenue

-$6,104,535
Net Loss

$1,429,892 +247%
Short Term Debt

$0
Raised in 2025

$301,000
Cash on Hand
As of 04/15/25

INCOME BALANCE NARRATIVE



Revenues
Profit
$1,854,850
-$4,335,957
$431,460
-$6,104,535
2024
2025

Net Margin: -1,415% Gross Margin: 75% Return on Assets: -789% Earnings per Share: -$1.16 Revenue per Employee: $33,189

Cash to Assets: 57% Revenue to Receivables: 669 Debt Ratio: 188%

Liftwave_Inc._-_Financial_Statements___Audit_Report_2024_-_Final_Executed.pdf

Liftwave_Inc._-_Financial_Statements_Audit_Report_2025_-_Executed_v.pdf

# We ❤️ Our 2,595 Investors

## Thank You For Believing In Us

Jasiel Moreno
Peter J Nagle
Herman Venter
Ernst Decoster
Justin Vaira
Abbas Chothia
Michael Pratt
Cody Heisinger
Joseph Benza jr
Govind Ventures
Daniel Devlin
Kristaps Soms
Mads Georgsen
Jesus Toledo
David Bilinski
Bernie M
Alessandro Carlino
Brian Delrosario
Earl Stewart
Benjamin Baller
Vj S
Ian Tyndall
Lisa Cole
Bill Moore
Mike King
Timothy P Kysela
Chelle Neff
Melvin Daniels
Ali Abdulla Rashed Aldhaheri
Aaron Tracy
Jerry Boyette
Nick Jackson
Peter Tseng
Sai Kiran Burra
Jeff Molitor
Srikanth Marella
David Woon
George J Hanlan
Aaron Janus
Samantha Arvizu
Ronké Harrison
Herman Awai
Joseph Francis
Grant Craig Patterson
Willie Citrin
Bruce LaPlante
XAOS Tech
Sachin Pradhan
Juan M Rivera Hernandez
Brett Daniel Pinfold
Michael Edgar Allbee
Craig Reardon
Ravi Mantena
Patrick KOUWENHOVEN
Christian Nall
Aiden Maag
Jeff Stucker
William Maag
Patricia Khu
Henry Eure
Tho H Phan
Micah Mayne
Thomas Riedhammer
Rudy Linterman
Sudhakar M Reddy

Rui Pereira
Robert Kajiru
Karmel Bagot
Richard Leonhardt
Kathleen JUNGCK
Frank Schaub
Victor Lleras
Alma R. Negroni Casper
Kai Leung Huen
Dwayne Knudson
Andre Willey
Murali Kuppa
J. A
Daniel Mark Larson
Aabhas Zaveri
Prakash Ganapathy
Thor Brevik
Meredith Webb
David DiLoreto
Saurabh Ranjan
Jim Kettunen
Mahendra Shah
Luria Johnson
Joey Hayes
Kayleigh Bottomley
Alan A Flett
Tiffany Shafer
Sean Winner
Sam Hutton
Raj-Sachin Bhakta
Bob Moser
Daniel Neeson
Sharon Samjitsingh
Blake Matsuura
Jaspreet Singh
Morgan Supak
Amit Kolwalkar
Akshaya Mangaraj
Mark Porter
Melissa Breitenfeldt
Milenko Beslic
Zhecho Valkanov
David Pruitt
Raymond Garaghty
Christopher Adjoodani
Henrietta Yanni
Roger A Herres
Anthony Schneider
Benjamin M SY
Shaili Mehta
William Riddick
Dr.Moni Mosharaf
John Reat
Martin Horansky
Jorge Ruiz
Cecilia Schulte
Lawrence John Warwick
Michael Serafin
Shannon Callahan
Mark Chasan
Veronica Faal
Frances Caldwell
Myron Walker
Jerry Baker
Kent L Sorensen

Donald Schima
Adel Ali Al-Malki
Roderick Herron
Dennis Lordy
Tony Shouse
Kim Leftwich
George Simons
Charlton Vergara
Russell Xavier
Zemel Shropshire
Joshua Mouton
Lisa Vaai
Lance Bradley
Sudhanshu &amp; Chitra Jain ...
Keith L
Chris Campbell
Deen A
Jessica Hutson
Fox Capital Investment Group
Ugur Anil Altunsaray
Salem Alhajri
Donald Stjohn
Alberto González
Anthony Burns
Bing Pang
R H
Emrah Ozturk
Romel Zermeno
Shaun Buck
Chris O'Brien
Joanne Tang
Steve Peklenk
Praveen Basavaraj
Marc Antaki
Dia Llo MahSamba
Lubica Hanacek
Daniel Melo
Max Aragón Cerecedes
Bob Grieb
Roy Johnson
Dennis Betterton
Corina Ivonne Gonzalez
Christian Contardo
Drew Portfolio
Leticia Aguilar
Stephen J Melson
Martin Alley
Trevor Prince
Ivan Velkovsky
David Van Osdol
Norman Elsworth Hall
Hien Hoang
Wallace Reed
Eric Boris
Willy K Marlot
Carlo V Bruno
Weygan Lamsis Totanes
Michael Devens
Victor Revilla
Alfred Katz
Rajiv Goel
Judith Costanzo
Rajesh Raghupati
David Sundmacher
Geir Inge Lillebakk

Christos Vatalidis
Jake Morgan
Gabriel McNeal
Bob Smith
Micha Mikailian
Michael Fied
Pete Rosskamm
Mitchell Roe
Soumik Das
Kayne Tan
Jake Birdwell
Daniel Ginter
Reza Ramezankhani
Joseph Apger Sr.
Timothy Lee
Teddy Lyons
Sandeep Wadhwa
Ben Miller
Saravanababu Murugesan
Tom Beatty
George Limen
Swagat Konchada
William McGuire
Hugh A. Kuhn
Pramod Rustagi
Jose Juarez
Juan Heredia
Sean Newman Maroni
Zeke Waisel
Nelson Cedeno Richiez
Shamim Anwar
Derek C
Joseph Mario Pyles
Erica Emmanuel
Avinash Agarwal
Dimitri Galani
Srikanth Kapali
Philly G Fry
Clifford Raynor
Ryan Medlen
Charles Fasano
Kenneth Elswick
Rene R Santiago
P S Mclean Jr
Storm Connors
Garvan Carvalho
Eric S
Jonathan Mannings
Juan Manuel Alvarez
Anthony Grace
Jean Jacques Larrea
Léa Bouhelier-Gautreau
Marion T Smith
Tammi Warrington
Uzair Ghori
Albert Thiele
Peter Boyadjian
Sabrina Sandifer-White
William Kopp
Phillip Davis
Kern Wood
Curtiss Sykes
Devin Kopas
Miguel Connor
Bruce Stephen Stoneburg

Lucas Graham
Fakheruddin M Mustafa
Adam Rahn
Tom Jacobs
Troy James
Wilson Grava
Tom Wright
Chad Clark, MD
Michael Colón-Rodríguez
Jacob Liljenquist
Prabhudas Chelumala
Dan Rehmsmeyer
Tim Jackson
Stanley Forwand
Zachary Mccoy
Jon Dykstra
Charles L Young Jr
Li Li
Jarvis Cline
Mark Skoskiewicz
Josh Morton
Steve Gara
Harold Albaugh
Brandon DeMarco
Chris Czarnecky
Miroslava Lindova
Mahan Shrestha
Adrian Najar
John Hawkins
Petru Seracin
Jerry Francisco Benzl
Rupesh M
David Thierman
Carmen Schicklberger
Taylor Perkins
Julio Balmaseda
Dennis Keithly
Stijn De Wijs
Andrew Dreher
Oliver John RATCLIFFE
369 BSV
Grigore B. Hreniuc
Madhusudhan Rao Bommala
Matthew J Kristof
Edward Morris
Michael Baker
Daniel A Grey
Paul Reed
Ken Thode
Vitor Oliveira
Steven Beauchamp
Lydia Kimani
Peter Verpla
Michael Ramsey
Judy Vardeleon
John J Ferry Jr
Albert STROBERG
Dmitry Choklin
Marc Edwards
Angel R Martinez
Roselito Papa
Mitch Carley
Anitha Ravala
Brian P Rock
Scott Clough

Mark Umbach
Sean Westropp
Eliomer Laureano
Hamydoo Sy
Cody Leventhal
Austin Robert Roe
Andre Harrell
Paul King
Jeremy Jacobsohn
Frédéric LAUDE
Ben Wellman
Kapeesh Bhaghavathula
Greg Knoblich
Bill Ben Hackett
Shady T. Saad
Mike Muscara
Rik Ditter
Shahzana Merchant
David Bader
Forrest Matlock
George Kirk
30sec Sport Sportswear &...
Clair James
Harold Schenker
Kevin Liekweg
Felipe Perez
Anand Gopalan
Hans Jerrell
Winston Beckwith
Chris Kibbe
John Maddison
Alex Heckler
Brandon Hahnel
Alessandro Rancan
Cameron Miles Wyatt
Dan Lah
Louie Naumovski
Shruti Patkar
Adam Bollard
Herman Lee Spencer
Steven King
Patrick James Grube
Grace Almeida
Kenneth Lee
Hans M Idlhammer
Michael James
Paul Chastant
Jonathan Myerov
Norbert Fouques
Simranjeet Singh
Guy Sarapo
Carlos Monge
George Wiggins
Gregory Imbrie
Mark Croft
Kambiz Khosravi
Joe Cesta
Justus Brickey
Stavros P.
Marshall Lerner
Michael Williams
Gregory Switlik
Erlend MILLIKAN
Victor Bocos
Arul Thiyagarajan Saravanan

Sudhakar M Reddy
Eric Liang
Nick Hunley
Charles Giangreco
Michael Nordby
Roland N Kindell
Nicolae Mosu
Barry Johnson
Vicky Valverde Salas
Francisco Fernandez
Daniel R HARTMANN
Rafael E. Rodriguez
Wyott Russell
Carter Pochynok
Kevin Rackstraw
Michael Lucas
Siddartha Naidu
Daniel Duenas
Martin Butler
Margaret Brown
Benjamin Berger
Tarah Davidson
Albert Malkhasyan
Kweku Hanson
Christoph Heuermann
John Waller
Sonja Georges-Onyenankeya
Mike Schatz
Du Boys De Riocour Anne
Daniel Shapiro
Steven Puthuff
Doug Boehm
Beth S. C Hen
Philippe Dupraz
Carleen Anderson
Skip Cerier
Max Diffey
Kristyn Ream
David A. Goforth
Raymond Miller
Christian Robinson
Matthew Hooper
R P
Steven Dwayne Strausbaugh
Shishir Srivastava
Gary J Pawelko
Lisa Rambaudi
Scott Sykowski
Liam Henrie
Garry McGuire
Mehmet Gonullu
Louella D.Moreno
Gregory Cabral
John Knox Singleton
Brad Thornbrough
Raman Sachidanand
Abicar Harding
Robert D CARRIGAN
Keshav Prasad Kuruva
Gloria Pope
Ava L
Benjamin Carter
Elizabeth Robertson
Hip Monta
Jeremiah Mahany
Blake Newman
Don C.
Finn R. Warnke
Andrew Dupont
Andrew Stulbarg
Jon Richardson
James Brownlee Dixon Jr
Kunal Shah
Lorena CARBAJAL
Anthony Nguyễn
John Evans
James Dalgety
Michael Plath
Paul Lovejoy
Ian CLARKE
Edgar Hilton
Vasili Dimitriev
Mohammad Moiz
Jaime Contesse González

Kent L Sorensen
Thomas Punnamattathil
Alex Seleznov
Osamu Note
Miroslav Randa
James M Smith
Dipakkumar Patel
Richard S Arena
Benjamin Ferriman
Christopher B Burke
Richard Rowbotham
Alex Mariuzza
Mohammed Zakaria
Dylan Jovine
Abhijeet Mukkawar
Julie Lockwood
Jason Kulas
Aleric Heck
Vance Jarrette Primus
James Cheney
Archana Bhan
Adam Stradling
Jaguar Kristeller
Thomas Dirnhofer
Zeggane Faudel
Joon Lee
Amanda Patenaude
Jay Shafer
Ernest Poulin
Randolph Hundley Barnard III
Glenn Burney
Lucas TOELEN
Joan Leguard
Jim Mailhiot
Sarah Glassman
Herman White II
John V Willoughby
Michael Rawson
Herb Ferstan
Gary Eifert
John Vlajic
Norris Campbell
Rosana Isabel Ramirez Pacheco
JOHN HAZLITT
Ana Henry
Suresh Patel
Nekil S
Kevin Beausoleil
Ray E Foster
Edward Maggiacomo
Tam Kemabonta
Khatantuul Zorig
Tanya A Croxton
Herman Allred
Gary P CANN
Ashray Jain
Mary Anne Nael
Ron Shelton MD
Derrick Chavez
Perin Durmush
David Hayes
Bas IRA T D Shonekan-umaru
Elsie S
Keona Suazo
Alessandro Testori
John Acree
Filippo Nieddu
Zimri T. Hinshaw
Pasala Ravichandran
Tim Bernot
Gunther Poppele
Nagaraju Perumalla
Olga Botvinnik
Joe Hayes
Kevin Passmore
Patrick MENASCO
Joseph Mauro Rubino
John Frederick Adderholdt
Aamna Khan
Roman Ustymenko
Manuel Jiménez
Daniel Nikolai
Sumith Jain
Michael Mawby

Geir Inge Liljebakk
Hendrik Arndt
James Owens
Cedric Edwards
Jack LOGIUDICE
Michelle Berezan
Dan Wingert
Cyndi Mo
Rich Ceremuga
Pat MASON
Richard Bjelland
Hakan J. Barberson
Jeremias Wehrli
Hunter Sulovski
Dennis McMahon
Raman Adaikkalavan
William Dale Murphy
Jennifer Granito
Nicholas DiGiando
Ronnie K.A. Vesperas
Shaykh IMeer
Luis Iván Rodríguez Colón
Felix Vayssieres
Nagaraja Muppavarapu
Steven Healy
Joel Robert Anderson
Michael J O'Connor
Sandra Gale Howard
Robert OHare
Laurence D Pearl
Dennis Zirnite
David Chvosta
Jeffrey Mertens
Micki Aiken Allyn
Pete T Sanchez
Ryan K
Arti Kumar
Roger Becker
John Walsh
Aiko S Miyatake
Robert Recobs
Heriberto Joseph Torres
Ed Hernandez
Tina Dickens
Seong Lak Choe
Alex Alex
Sue Sheftel
Jed Karpinski
Ann Akler
Kunal Patel
Michael Navarro
Curtis Jacobson
Noah Posner
John G Markley
Beau Jangles
Bikash Shakya
Audrey Beckert
Debbra Naegle
Brian John Lyford
Slawomir Dabrowski
Csaba Gyula Kupas-Talan
Bridgette Stoltz
Laura Chandler
John David Moore
Jason Keth
Jessie Lotze
Jeffrey Carroll
Kevin Herlihy
Mark Peters
John Beauchemin
Rajab Abukhadrah
J K
Richard Koch
Nitin Patel
Joe Furtak
Julie G. Barnson
Kalyan Chakravarthy
Ian Faler
Justina Acquah
Stephen COSGROVE
Shelby Thuruthumalil
Mike Mincy
Sidney Gardner
Cynara Daigre

Bruce Stephen Stoneburg
Michael Amoroso
David E. Henke
Marama Reichart
Kimberly Carlson
Terri Butler
Leo Chan
Thomas G Reischel
Abdullah Jasim
Ogechi Iwuanyanwu
David Pruitt
Ramesh Sadashiv
David Zierke
Pimpão UD
David Solis
Katina Washington
Gary C Tranter
Mark Ballard
Juan Gabriel Rivera Hernandez
Matloob Siddiqi
Elizabeth Bina Ritter
Richard A Kuyat
Jolene Shyu
Edward Zawacki
Betty Lorentzen
John Morris
Alecia Beavon
Corey Anderson
Joel Rapaport
Michael Tippets
John M Baldwin
Daniel Kinsey
Elliot Jemal
Camilla Velasquez
Karen Nelson
Sean Rank
Tsutomu K
Cindy J Brindley
Lionel Schmecko
Dr David John Boersma
Gary Burnett
Howard Jones
Joshua Swatzell
Richard C Skalos
Brenda Putzer
Vince Castillo
Matthew Wilkinson
Aubery Dortch
Joe Goins
Angel Vera
Rene Eres
Genevieve Thornton
Terrence Rosenbalm
Michael Phillips
Harry H Harrison
Ellen Miele
Hector Pascal
Karel Winkel
Donnis M. Stradley
Woozy Bish
Stephen J Krivisky
JONAS Weissman
Deron Campbell
Brian J Coscia
Harrison Yeager
Sergey Bogdan
Heather Theisen
Benjamin Franklin
Brannan Morris
Stephen Alley
Dean P Chang
Eve Storm Johnson
Jeffery Wright
Matthew Sobecki
Sanjeevkumar Cheruparambil
Am G Jr
David Fagan
Tom Walsh
Mohit DHAWAN
Patrick Hollis
Jason NIELSEN
Rafayel Ghasabyan
Mashrur Shuvo
Harshavardhan Malla

Scott Clough
Carol Rumburg Clemmer
Roger T LARSEN
Ludwig Taveras Perdomo
Yuliya Aladogan
Parvez Sayeed
German Q Cruz
William Pentler
Carl Henry Villessaint
Jan Schmidt
Garcia Milord
Mark Peck
Raghavv Goel
Charles Cape
Joe Conrad
Jose L Torres-Hernandez
André Sager
Eduardo Lleras
Ricardo Silva
Fahad Al Thani
Eric Chiang
Colin Evans
Jerry Gene Hanson
Bob Venturi
Azi Amirteymoori
Arpad Laszlo
Daniel L Whaley
Robert Helmer
Elisa J Castro
David Horowitz
Jack Kalikian
Steven J Schwager
Alison Lloyd
Michal Bachraty
Timothy David Geisler
Neal Geiger
Walter D Knotts
Corinne Helman
George Braunstein
Christopher T Forman
Gulzar Sunderji
Anton Snegirev
Paul Anthony Szyarto
Sean Butler
Glenn Durwood Tarrant
Mary Anne Nael
Giuseppe Guardascione
Sherri L Parchem
James Colligan
Vanessa Royer
Michael Fearer
Gavin Lamb
Roger Hope
Tom Townsend
Frank Chen
Dipkumar Mehta
Krishna Pathiyal
Sherry G
Itmteamusa Itmteamusa
Jeffrey W Croomd
Constantin Dorin KOPANDI
James Aldridge
Michael P McCarty
Grmatsion Goitom
Trena Lynn Joseph
Don Brake
Sherwood Neiss
Brian Kreider
Sam Pemberton
Dawood Sindi
Wayne R PARSONS
Daniel Reckley
James Santos
Christopher WARD
Bradley Brache
Jim Babbitt
Roberto Jiménez
Samantha Hellenga
James Saunders
Abbas Shikari
Steven Bi Si Liu
Hymon M Williams
Nikki Miller
Daniel High

Arul Thiyagarajan Saravanan
Harold Warner
Candice Kazen
Rivaldo Valdes
Bryan Whisenant
John Knudsen
Ross Walton Hathaway
Bryan Linden
Nicholas Totten
James Elwyn Lytle
Robert A Brown
Tonja O.
Milton Beyer
Joe David Jimenez
Luis Rodriguez
William Byrne
Md Pham
John Kelly
Tuan Anh Bui
Garrett Barnes
Mark Roser
Charles Hardesty
Paul Schnetlage
Barbara Hennig
Juan Ruiz
Matthew H
Mark B Hains
Mansfield Snevily
Karen Snyder
Jane Myers Drew
David H. Stevens
Gary Bender
Louise Martin
Patricia A Castilleja
Cliff Roberts
Fred Domingo
Richard Bowen
Miles Flynn
Arun Ramachandran
Noel F. Simons
Alexandros KONTOEIDIS
George A Fidacaro Jr
Jeff Walker
Randall Ramsey
Frederick Corea
Robert Williams
Jeff Konya
Jp Funk
Osama Hasan
Tamerlan Imashev
Trinh Wauer
Gregory Osiegbu
Adam Benson
Robert Bruce Conaway
Carl Hilliker
Naren Boggula
Alexander Smallwood
Heinz Knotzer
Ross Dillon
Juan Jose Ruiz Michael
Chris D. Busick
Janelle Henk Parker
Anthony Hamilton
Wei Jie WANG
Robert Kohler
Tyler Rouillard
Frederick Dalal
Peter J. Peco
Christopher Ames
Ajey Patil
Brian Scott Richards
Larry Anderson
Sandra Silverstein
Claudius Tewari
Robert McKay
A B
John "JP" Peil
Brian Carman
Gaël Simonet
Reginald Howell
Yawar Sheikh
Gerard Griffin
Charles Nickerson
Mohammad Hadi Tavakoli...

Joy Nagvekar
David Navarrete
Kunmi Balogun
Paul Isenbarger
James Luna
Olukayode O. Awosika, MD
Robert Miranda
Katherine McCallum
Alexandra Wright-Gladstein
De Marcus Harris
Sathish Kumar DEVARAJAN
Srikanth Nagandla
Peter PONGRATZ
Theophilus Myers
Kyle Moore
Sandra O'Grady
Mohan Rai
Patrick Baumberger
Philip Cutrone
Super M.D
Tom Billman
Brandon England, CFA
Dennis Allen COHEN
Dr Muhammad Malik
Travis Pastore
Graham Peelle
Herman Kravchenko
Robert Hugh Phillips
Romeo Garza
Sam Saman
Mike K
Girish Amin
James C. Erdman
Mikel Buffaloe
Garry A Turner
Brian Lyons
Kifle Gabriel Legesse
Kehinde Hamed
Shivram Sundaram
Stephen Schmidt
Timothy M METZ
Kriss Ochiltree
Palmer Turner
Michael Mascaro
Olayemi Bolarinwa
Constance Minkoff
Ronald Bair Jr
James Grasso
Mattias Flander
Ade Ajayi
Scott Edward Walker
Geoffrey Laforest
Clarissa Smedley
George Massie Fulks
Ashley Tutsch
Kevin Heuser
Antoinette Scott Briscoe
Matthew Petry
Carlo Alberto Schon
Michael Peek
William Stegbauer
Hisham D Macaraya
Soroosh Saadat
Gregory Greenich
Farrukh Israilov
Oliver Rodewald
Robert Filuk
Carlton Wayne Edwards II
Doug Chung
Cecilia Shveid Finkelstein
Randy C Finch
Nicolas Fujimura
Nathaniel Mc Queen Jr.
Dennis Billings
Dapo Lediju
Steven Lewis
Phillip Bolton
Edward L. Sellars III
Kristopher Coffman
Heinz Huber
Neeraj Vavilala
Marion Hollingsworth Jr
Charles Brooks
Max Zahner
Murtaza Kanchwala
Terry Crozier
Camila Hashim
Camille Hurn
Kerry Anne Merkt
Floris Alexandrou
Michelle Mitcheff
Ahmad Elhamad
Rami Taha
Isaac Traffie
Corey Harmon
Amarkanth Ranganamayna
Joshua Cedicci
Terry Donohue
William Pafinty
Kelly Deon Moore
Thaddeus Onwuka
William Jones
Jaime Guerra
Laughlin Gregory
Brad Smalling
Gordon Clark
Thomas Bragg
Victor Ferreras
Mark FONROSE
James Hartness
William Stuhldreher
Anthony M Dostanko
John C. Miggins
Jeffrey R Mersch
Akeem Abodunrin
Stuart Dexter Hoff
Burt Morgan
Nylis G Renschler
Pamela Rae Westermeyer
Nathan L. Miller
Wesley DeLuca
Michael Wynne
Gary Howell
Kermit Severson
Ted Smith
Vijay Bathija
Adam Grabski
William Jarviss
Christopher Grieves
Amy T Crowley
Tim Dorn
Erik Modahl
Raymond Foreman
John Jobson
Tyler Sanchez
Renjith Nair
Bruce C Sperry
William Horwitz
Christy Koshy
Serghei Buciuscan
Michael G Tolman
Aravind Seshadri
Tim Bridges
Richard Rickert
David Stockwell
Jack Chapman
Ernest Nieto Cordero
Thomas Spoor
Edward Marquez
Robert Loeffler MD
Karl Dauphinais
Archana Ghimire
Robert Lane
Shellie Jarrett
Randy Metz
Julian D Jonker
Senthamizhan Panneer Selvam
Dawn M Fischer
Saizad Prasla
Frank Bolivar
Richard Horan
Danny Lee
Tyler Samuels
Prathap Chithapuram
Jeffrey E Gross
D Ray
Sivasankaran Munuswamy
Jason Foard
Michael Whitehead
Rakesh Gupta
Adam Forster
Mansour Althani
Sean Smith
Deryl Zimmerer
Basudev Adhikari
Dale Overstreet
Pat Anderson
Joshua Temple
Carl Okerberg
Jonte Williams
Mike Lepley
Matthew Redfield
Laura De La Garza
Felix Sill
Brian Baxley
Peter Wiggin
Shelly Fournier
Hasan Al-hameed
James Thomas
Joshua Gagliardi
Joe Kaplan
Judi Soderberg
Barry Zilin
Tracy Cramer
Dana Duncan
Zack Niziolek
Michael Cosgrove
Stephen Gleason
Paul Marinis
Laurent W Valliere
Kavitha THUMMALURU
Sue Irvine
Bobby Hopper
William James Donovan III
Bruce G Vanyo
Howard Bennett
Curtis Neiswender
Matvey Birulia
Eric SCHAFFNER
Che Butler
Cris Maloney
Shankar Jayaraman
Todd Stewart Curtiss
Clifford A. Goudey
Blake Hafferkamp
Donald Clarke
John Fogg
Kenneth Trant Jr
Michael Sommerer
Rohit Vandanapu
Alexander Jentsch
Russ Johnson
Cristian Dan Pirnog
Xuong T Nguyen
Suzanne Delatorre
Alfonso Ortega
Zahed Hossain
Scott Barkley
Ryan J Gould
Amit Makhecha
Ronald Hines
Keaton Albers
T Tomlinson
Karl Long
Joao Garcia
Robert Martí
Thomas Bowers
Michael Sandoval
John Welsh
Andrew Kaminski
Ramses Khalil
Van Tran
Roody Seraphin
Bentzion Gancz
Celeste Green
Michael Lewis
Johanne Bienvenue
Krunal Patel
Marcia Feitel
Richard Hopkins
William Gregory
Michael Farkas
Kerin Healy
Johannes Bähre
Sambala Liggonah
Barney Lau
Rebecca Taft
Howard Towers
Jay Skabo
Shannon Gordon
John Johns
Timothy O Naughton
Patricia Albright
Marcus Roberto
Max Cullinan
Ron Kuiper
Michael Stroneski
Gaurav Patel
Michael Bush
Douglas Shultz
Paul Ferguson Sr
Raffi Mohammed
David Black
Christopher Richter
Smooth Breez
John Paul Kaminga
Dawn Schoennauer
Stephanie Smart
Ewan Cameron
Michael Gamboa
Lisa Shah
Giorgio Roverato
Theageeswar Pammi...
Chris Sullivan
Judith M Barfield
Phil DeJong
Lee Tillman
Vadim Kontorovich
Bradley Gray
James Tompkins
Dave Baum
Alison Paul
Robert Feagin
William Anderson
Steven Brill
Robert Weisz
Jakub Kejdus
Ronald Kenneth Brown JR
Moonshot DisruptX
Laura Bocian
Sacko Ismael Zeba
William Paul BURGHARDT
Glenn D Battise Sr
Ramon Beltre
Patricia I Gammage
Tom Francis Mwaura
Jeremy Lewis
Maria Belotserkovskaya
Summer Bridges
Mark Nevin
Mark J Goralka
Jonathan Black
Pedro Carvalho
Luis Villarreal
Jaxon Stuart
Keyi Li
Toby Updegrove
Patrick Goeman
Dylan MacDonald
Som Phommapheng
William GOLDEN
BLUE MOON FUNDS LLC
Antonio Powell
Qr Upton
Christina Hardy
Michael Dreyer
Richard Knight
Rens Van Hienen
Tony Dieste
Murali NAGARAJAN
Chad Burow
Navin Sharma
Tom Van Buren
Rijkele Woudwijk Trust
Ken Hart
Paul Johnson
Charles Homyak
Brandon Masters
Jason A Teuscher
Michael Peele
Anthony Castellano
Kathy Williams
Ramadan Mansour
M D B
Robert Mabry
Cass Cass
Justin Ballard
Caridad M Hechavarria
Ross Thacker
Pamela Summer
Harlan Arthur Lawson
Michael Kevin Menerey
Robert Gibson
Robert Henderson
Lee L Hunsaker
Angel Manuel Dominguez
William Hunt
Jonathan Kates
Craig Timmons
Richard Maloy
åsa Margareta Nilsson
Richard Wallace
Whitney I. Yamamura, Ed.D.
Patrick Clark
Vikram Surya Chiruvolu
Harshvardhan Gupta
Gabriel Montero
Ronald Lee Hutchinson
Joe Kamin
Robert J West
Stewart Weaver
William McGrath
Rameshkumar Padmanabhan
Charles Parnell
Kimberly Matunis
Mithilesh Satapathy
Hoang H Tong
Siva Kondapalli
Andrew Mitchell
Josiah Harthcock
Tristan Rommel
Michael Edrei
Wilson Baker
Chuck A
William A AVANCENA
Ajay Kumar Nelavagilu Udaya...
Ryan Keough
Jean Destra Beaucicot
Jeremy Monger
Richard K Starr
Steven A Ellers
Frank Petretti
Geoffrey B Ginader
Eamon Lee
Ervin R Broxton Jr
Jack Mitchell
Thor Hyronimus
Stephen Turk
Michael Daurio
Matthew Wareham
Shivan Oudit
Sung Sug Yoon
David Allan Wilson Jr
Karim Ibrahim
Donna Bynum Cathcart
Alex Hirsch
David Nissen
Joris Strypens
John Alonzo McDonald
Jaime Taboada
Don Benny
Thaddeus Hebert
Brett Brunson
Brian Inouye
Bill Mauer
Spencer Krewson
Trisia Narhi
Anthony MCKEE
Joe Hnatek
Curtis Barber
Patrick Millius
Timothee Obrecht
Timothy D Krimmel
Toi Latta
Benton Gaynes
James R Saunders
Shirley Mae Estera Ortaleza
Edward K BONZA
Macarthur I
Steven A Carroll
Cheryl White
William Mcdermott
Mark Rasmussen
Ankur Patel
Greg Tolman
Ronald Harris
Trang Nguyen
Collins Offor
Biswajit Padhi
Rahim Taghizadegan
Lucy Njuguna
Rilio Mastrantonio
Ramanujan Venkatadri
Paul Green
Harold Lowder
Mahesh Bhatia
Venky Bollineni
Cassell Hudson
Robert Stengel
Finley Merrill
Michael Yaldezian
Diana Kerstin Connelly
Wayne Lundberg
Cengiz Sever
Kirk M. Palermo
Chuck Craver
Brian Crum
Joseph Cesta
Chris Bergeron
Rodger Robertson
Steve Taggart
Krzysztof SLAZAK
Craig Callewaert
Arturas Malinauskas
Hiten Sonpal
Shrey Joshi
James Ujah
Frank Kipp
Richard Campbell
Eric Gjerde
Mike Mutto
Christopher Daly
Hareesha...
Brian Liberatore
Edwin Perez
Kiel Gnebba
Jay Cary
Diane Spengler
Bobby Emmett
Jakub Kratina
Scott Forrest Womack
Elmer Ambat
Patrick Dillon
Linda S King
Matthew Rostermundt
Gagan Singh
Idrissa Sogodogo
Joseph Garzone
Braedon Edward Fitzpatrick
Folmer Andersen
Pascal Schafft
Kerry Hokanson
Leo Brennan
D. Mark Sprague
Skylar Bolton
Michael L. Valenzuela
Haidar Hadi
Anton Nikprelaj

Frank Leahy
Debby L Hughson
Brian Lemke
Tousant Salcido
Karen Alvarez
Abhishek Mukherjee
Suraj Sehgal
Gloria S
Jason Vieira
Rocky MOREAU
M Clark
D S
Jason Garrett
Rafael Rodriguez
Julian Boron
Jason Millard
Toan Bobby Vo
Brian Rubino
Bonnie Larson
Rakesh B S
Jasper BARTLETT
Warren Woodson
Gregory Greenwood
John Mark Bayliss
Stacey Fredericks
David Berry
Bernie Masing
Sean Kelly
Nishant Shivdas Bochare
Debra Ann Hoerth
Jeffrey P. Barnhart
Ron Graham
Analyn Krebs
Richard Strong
Tadd Barton
Seshadri Das
Gregory Warriner
Mirko Lupatini
Kevin Marinas
Syed Khan
Mitchell Maes
Katherine Wilhoit
Saleem Lakhani
Gurjit Manjal
Praveen Thaivalappil
C C
Edward A Blackadar Jr
Kecia Brown
Joy Pollard
Michael Sparks
Eric Hammang
Austin Fischer
Giuseppina Fiorenza
Adam Shiloh
Wesley T McCleary
Robert Jackson
Ana Angel
Verrol Adams
Matt M
Jason Laramie
Bennett Amodio
Garrod Ray
Michelle Basic
Shane O'Reilly
Amit Shukla
Larry Horn
John BRUDERLIN
Trey Morris
George Campbell
Terrance Brooms
Brian Bordieri
Landon Sterk
Brian Wright
Brian Delahunt
Paris Simon Jackson
David Ramsay
Chau Michael
Casey Keefer
Nick Casadio
Glen Urey
Seiji Minowada
John Navigato
Muhammad Islam

David Cohen
Michael Cunningham
Sandy Toth
Walter A. Winshall
Dandrea Walton
Kerilyn Drew
Chris Sehy
Bruno Cruzate
Paul Cardarelli
Georgia L Rogers
J. Katz
Brian Smolens
Andrew Rossol
Yolonda Broughton
Philip Junior D. Yu
Todd A Strawser
Craig Zwickl
Eva Green Horizons LLC
Robert Owens
Terry Woodcock
Mike Mathioudakis
Jeff Rooney
Chris Young
Harold Winslow
Troy Bohannon
Calton Pereira
Tim Mulholland
Raymond Lenz
Robert L Somrak
Thomas P Roggina Sr
Gary Lowstetter
Aaron Cox
Aamir Mian
Carl Zhou
Amanda Rothert
Mitzi Bowdler
Marion Loyd
Dawid Rozmus
Robin Roberts
Will Doe
Kenady Jobe
Drake Sanderson
Marilyn Reich
Robert Giampino
Camilo Catasus
Jay Carl Mishler
Samuel FUQUA
William Thomas Pappas
David Weaver
Roman Kulik
Sasanga Amaratunga
Vijayakumar Aluru
Gerald Foucher
Ed Munday
Mira Kozinski
David K Walberg
Raul Acedo
David Murray
Ernie Yoder
John Spencer
Casey Warmbrand
Daniel Monteiro
Ronald Marcotte
Brandon Dooley
Christine Liang
Don SCHIMA
Alexander Zlotnik
Alex Wykowski
David Floyd Suter
Pieter Houtman
Michael Stolarz III
Lyle Stout
Rajesh Namile
Karl Lee Obst
Marcia Suess
Manny Amer
Heather Bloom
Jonathan Cheatham
Cody Collins
Matt 24 13-14
Daniel McCue
Dale Collver
Steve Swinea

Jonathan Lucia
Enrique TALAMANTES
Simon Yung
Jon Hipp
Federico Fernandez
Jason Jones
Glenn A Rossman
Angela Draughn
Vassilis Tzelepis
Wes Oaks
Chris Gieckel
Michael Morton
Scot Finn
Levin Hain
Sharon LeSage
Enock Samalenge
Katherine Ramo
Khizer Husain
Rick (Lloyd R.) BAKER
Michael Jackson
John Potter
Pete Conrad
Eric Alan Steckler
Pb Man
Malcolm Herrick
John Jackson
Michael S Levesque
Matthew Conrad
Annuj Shah
Jasmina Nuelle
Ar Raheem Muhammad
Cullen O'Farrell
Matthew Wallce
Terry Baker
Maureen Harris
James Gies
James DeSoto
Elicar Hilomen
Kevin Davie
Vincent Huebner
Solon Wilkins
Adam Joseph Rawlins
Jeff Su
James Erwin
Trey Deemer
Michaela Lingenberg
Wesley Bensing
Owen Unbehaun
Wendy L Walker
Angad Kamat
Arthur Khan
Mark Bienlien
James Kerchenfaut
Bradley Chase Dowd
Ellis Watson III
Shirley Proser
Christopher Poore
Nathan Woodcock
Cem Emir Güldoğan
JD Lilly
Michael Bell
David Chao
Kishore Anjaneyulu
Haseeb Khan
Karen Ellis
Mark Borden
Tyrell Wade
Lipsa Sarangi
Rob H
Kenneth Thurmond
Andre DeNonno
Kathleen Andrus
Sachin Uttamchandani
John Cowan
Jason Herrera
Genesis Milam
Karl Fievre
Sam Elali
Scott Berriman
Kiran Dablee
Timothy Driesenga
Daniel Gould
Shajimon Philip

Shivaprasad Basavanna
Lazarus Fang
Jared Scott Crawford
Andrew Benard
Rishabh Raj
Deepak Dakshinadi
Tomoko Obi
Talanna Ruffin
Roberto Lopez
A V
Samuel Schwartz
Bachubhai Patel
Boulkoroum FARID
Lauren Damon
David Vitunac
Erick Guajardo
Ron Shudrowitz
Liam F
Judith Gebetsroithner
Nicholas R Trabosh
Ronald Sheldon
Michael L Bell
Leslie Lippi
Michael Campbell
Anthony Pache
Brian Daniel Butz
Carmen Romy Hinchliffe
Antonio Soto Rodriguez
Brian Remas
Kody Davies
Matthew Smith
Justin Horowitz
John Dixon
Mike Overton
William Sonnenreich
Gabor Paulke
Clarence Mayott
Harry Wilson
Jeffery Kohler
David Benjamin Antieau
Rajiv Panta
Lane Hudson
Jeffrey C Walker
Sam Sinai
Andrew Anderson
Penelope Bustamante
Randy Gonzalez
Carl Max Jolly
Jorge A Guerra
John Celi
Scott Deedon
David Ramirez
Joseph E. Boucher
Kimberley Neroda
Olivia Ramirez
John Dilks
Joseph Purcella
Neil Tucker
Abdulhamit Güngören
Su Fairchild
Alfredo De La Rosa
Bart Miller
Qi Chen
Phillip Brian Walters
Timothy Mui
Manuela Thomys
Charles Wismer
William M Witherspoon
C. H. Ong
Dr. Zwade Marshall
Balasubramaniam...
Brandon Hargroves
M A Chiulli
Su Chen
Limin Su
Rabindra Samal
Shweta Thakare
Asif Chauhan
James Wozniak
Hang With Denny
Antony T Curtis
Vladimir Zaytsev
Robert McWhirter

John Feiler
Daniel R Spedale
Wesley Kotcher
Justin Olson
Jeffrey Guenin
Antoinette Fowler
Andraous Jahshan
Chris Carter
Michael Louis Nuzzo
Aram Perez
Cassandra Long
Samuel Stein
Vincent Mach
Daminda H. Dahanayaka
Darren Bernard
Francine Vo
Nagoor Haja
Michael A Adkins
G P
Christopher Horn
John Jones
Steve Leonard
Luciano Piccoli
Dillon Halai
Steve Block
John SAMPSON
Nan Chan
Daniella Russell
Manan Patel
Steve H
Carlos Dominguez
N V
John R Johnson
Benjamin Liff
John Chaves
Peter Guyon
Justin Dobson
Skanth Ganesan
Harry DiLisio
Kenny Pearson
Sheila Lee
Shail P
Esti Zuroff
Chad Rutherford
Yarivette Rosado
Diane Stallings Martin
Garvan Carvalho
Linda Stack
Parker Ramsey
Harry Weppner
Marco Campos
Jon Marks
Philip Stone
Adam Schwem
Rajneesh Narain
Frank Leskinen
Erdie S. Valenzuela
Scott Pieper
Daniel Melzer
Terrell H Desmuke
Juan MANUEL
Justin NOEL
Dennis Your
Amilia Alcema
Ilian Kovacic
Brian Topper
Joseph Rosio
Randy S San
Uma Gouru
Alvin Green
Dale Jordan
Guenadi Jilevski
Gaurav Goel
Douglass Tuan
Trinh Van Le
Richard Negvesky
Matthew Ryan
Stephen Butzler
Steve Delp
Daniel Williams
Mikhail Kozlov
John Gregg
Neema Nayeb-Hashemi

Austin Brinson
John Carioto
Bruce M White
Jaimin Patel
Carlos Humberto Conde...
Edward Kelly Medlock
Shane Heirman
Dan Greenberg
Ben Sarafi
Digesh Patel
W Kim Colich
Thomas Parsha
Jeremy Aldridge
Jesus Garcia
JD Gu
Shashwat Bhatia
Reed Gossman
Christina Cortese
Ross Johnson
Vanessa Bianco
Nancy Cahill
Jessica Offer
George C Trivino
Shanker Dev
Minh Le
Jeffrey K Williams
Marco Napoletano
Matt Sawchuk
Thomas Harris
Josh Sweeney
Carter Henderson
Anthony Gaetano
Marcus Roddy
CM M
Fred Bandack
Ferenc SCHAFER
James Carter
Ricky Ho
Drew Maltz
Jonathan Rabon
Damien Husted
Kobie Williams
William Kaufman
Lee Travioli
Michael Damato
James Turner
Jason Diamond
Joshua Gately
James Sheppard
Bruce Auer
Abe Swedberg
Sarah Crivello
Jon Pristas
Adam Pleasant
Amit Maheshwari
Hiroko Yoshida
Dj Voelker
Wanda Susan Slagle
Julima Seymour
Nickolas Taylor
Marcell Benkes-Toth
Catherine Phipps
Dennis Uzzell
David Berry
Carol Duncan
Erik Fischl
Kathy Stokes
Lamont Bush
Bulent Baran
Anthony Taylor
Vic Bozzo
Amanpreet Kapoor
David Ajala
Michael Conrad Weber
Anthony Holman
Derek Vogt
Ka Kui Lee
Bill Olney
Gene Kinzer
Mike McClure
Ernest Rene NGUEKAM
Jeffrey Zapawa
Eric Heller

Erik Long
Tom Revall
Jeff FRANK
Saina Ghandchi
Catalina Pieper Conforti
Quinton Pipkins
Stephen Cheung
Iliya Shkirdov
Pratik Bengali
James Wright
Hitesh Reddy
Aneel Gogula
Ajay Kumar Koyyada
Junaid Husain
Elizabeth Mobley
Kristian Freed
Logan Billin
Michael Reeves
Aaron Zimmerman
Clive Mendes
Eric Weberg
Joe Transue
Lori Hout
William A. Jackson
Farrad Conover
Catrina Boca
John McGill
Gerard Viegas
Rich Pleasants
Joseph Kanellopoulos
Venkata Bonda
Binny Koshy
Eric Best
Reuben STEINHERZ
Jim Foster
Swee Hoe Lim
Terry Luce
Jessica Schuhmann
Danielle Hinkle
Sunil Khandelwal
Amy T. Roetschke
Jeffrey Dale
Rebecca Dey
Marisol Salazar
Salvatore Pillitteri
Christopher Lamb
Tyler Opsahl
Shawn A Yarley Show
James Rehman
Detlef Stevenson
David Vogt
Anand Sanmukhani
Winston Hoang
Benjamin GODON
Erin Hillabrand
Ilya Finkelshteyn
Stacy Gorman
James Vancil
Christopher Koch
Patrick Harman
Larry L Lindblom
Loren Brichter
Tuan Vu
Benjamin Mikkelson
Timothy Nightingale
Mark Mercer
Rani Alexander
Levik Mansourian
Pete McNamara
Vivek Sunder

Howard Stern
Alex Gilbert
Dale Manning
John Rockwell
Samuel St Gelais
Michael Salvo
Yehoshua Yitzchok Kroll
Tom Schneller
Wassim Bendella
Suzette McCurtis
Michael Chang
David Anderson
A J
Artin Melikian
Wing Yi Lin
Adam Pincus
J D
Hasit Dani
Kathy Johns
Richard Tibbs
Bruce Yablon
Fabricio Domínguez
Daniel Remishevsky
Zhaonan Qu
Don Amende
Christopher John Gregory
Brooke Tessman
Joseph Bratt
Jeffrey J Hoppe
Moray Callum
Steve Wistner
Jacob Jevarian
Paul Sullivan
Shirley Leslie-Smith
Sam Sahl
Tarrence Wells
Luis Muniz
Parker Whiteway
Rob Eakin
Dean Newhart
Prasanna Neelamehan
Chris Schutz
John J. Jeno
Alice Mathews
Michael M. Schoeller
Marc Schroeder
Owen McGettrick
James Rout
Ryan Welsh
Erik Schutz
Sathya PRASAD
Stephen C Kimball
Barry Logue
Tim Rudzinski
Thomas Carroll
Vasileios Poritsanos
Todd Kamin
William Plummer
Vincent P Alline
David DeFrank
Mark Murray
Adam Wass
Vivek Dave
Saniya Sami
Rohit Patel
Joel Matek
Yemi Bamgbose
Sean Donahue
Rahul NANCHAL
Luis Lugo

Kevin Tobin
Phillip Richman
Balakrishna Gorantla
Jeffrey Subik
Max Good
Knobby Thomas
John Laurence Brooks
Freddie Lee Daniels
Bala Danasekaran
Maciej Rumprecht
James Robert Stow
Giovanni Favaloro
Joseph C Swalin
Andrew McMaster
Kathleen Naughton
Byron Tapley
Tara Thiessen Healey
Robert Naish
Robert Starc
Jim 8
Bret Lakey
Justin Cleator
Tanja Rener
Tom Theriault
Colleen Boswell
Peter Carpenter
Kennon Mclendon
Dharmendra Naik
Pauline Ushigusa
Jason Bain
Mark Lucanic
Helen Lai
Philippe Bayer
John Frazier
Mark Grover
Marin Quezada
Tarik Samman
Amanda Jones
Lasse Saaristo
Sean Gordon
Craig BLACKWELL
Kwasi Nti
Illia Olenchenko
Goutham Eradala
William McWha
Peter Boyadjian
Daks Balakrishnan
Nickolas Graham
Kristi Stephens
Tim Tillotson
Sarah Ikuomola
Martin Alan Benowitz
Kevin Donovan
Joshua Becher
John Mika
Amber Albin
Ted Lord
Derek Csaszar
Keshav Singh
James T Jewett II
Robert Kleine
Efthalia Luzo
Marc Doggett
Rob Northrop
Dave Godde
Chad N Ava Vickrey
Kristof Riecke
Monday Akaba
Theophile Nsengimana
Danielle Goodson

Julian Gressel
James Incledon Jr
Thomas Bossenie
Ansuman Raval
Mohammad Khalid Akhtar
Kory Clayton
Brigham Cook
Jaswinder Dhillon
Dinesh Iyer
William Hees
Anthony Clinch
Luis Eduardo Guarin Carreno
Joe Barton
Howard Talesnick
Linda Spencer
Dawn Savoy
Alvin D Smith
Jerry Barlow
Sudhakar Shinde
Anthony LoMonaco
Robert Case
Elizabeth Cobos
Carlos Llapa
Jared Whitener
Andy Bui
Harris Leck
Dennis G. Ducós
Ralitsa Malcheva
Christopher Thornton
Joseph IAnson
Raymond W Klaar
Michael Stott
Anthony R. Callobre
Thembile Mtwa
Johnpierre Vargas
Edmund Lee
Roy Mc Comas, Jr.
Rolf Petersen
Akilandeswari Thyagarajan
Julian Myers
Mel Chin
Nichols Davis
Nancy Douglas
Sean Choo
Rickey FiElds
Madhava Harsha Tanuboddi
Amber Morgan
Christy Beatty
Amos Barrows
Brian Cesare
Victoria Tichy
Brian James Talbot
Keith Otuomagie
Ivo Alves
James Paul Atkinson
Sanjeev Mahavadi
Mustafa Avci
S Beltran
Brian Velasquez
Sylvia Giordano
Ante Petricevic
Sabrina Fan
Allan Keefe
Matt Pallakoff
Phillip Ballentine
David Lopian
Reynald Janvier
Ewen Finser
Leepika Joshi
Irene Leung

Brian Ritcheson
Steve Melv
Amit Sood
Greg Chiemingo
David Ammar
Matteo Forgione
Michael Gorman
John Josil
Pilgrim Beart
Barbara Lair Murry
Cynthia MacCrory
M & M Schlagel
Ramakrishna Venkiteswaran
Haitham Khoja
Linda Allen
Timothy Propst
Thomas Buchberger
Aaron Bendix-Balgley
Kajetan Piščanc
Dariana Francois
James M Benson
Kirk Kralapp
Brent Tolbert
Robert Scullin
Philipp Overath
Vivek Mungali
John Stier
Yogendre Kumar Patel
Dustin Fox
Kendra Coleman
Jeff Mayem
William Heutmaker
William Harris
Jamie Crawford
Mark Wireman
Damon OPalick
Ian Smart
Nancy Bocina
Winston Yanni
Martin Foster
Robert Ledger
Christoph Lymbersky
Eilat Ohlman
Paul Barry
Chenyang Rickard
Henry Freeman
Abe Bairuti
Ian Khuong
Yohan Hwang
Adam Rossthomas Clark
Mark Tuan Meang Tae
Jason Liu
Ean Houts
George Blake
Tim Fingerhut
Jarod Rudisill
Josh Vojtisek
Bryan Schmidt
Mariana Papaianni
Brian Rockwell
Pedro Lizarzaburu
Darshy MEHTA
Megan Ducoff
Farhan Mahmood
Neil Fell
Philip Thomas
Ike Ibeawuchi
Manoj Kunchala
Matthew Johnson
Caroline E Chapman

Boyd Falconer
Brian Fryman
Iqbal Sayeed
Hugo Montano
Joseph Davis
George Green
Timothy Piazza
Janet Zhang
Greg Micek
Tim Boeddeker
Adele Durand
Anupam Kumar
Divya Gujral
Matthew Neidenberg
Leslie Bienen
Shailesh Ranjan
Robert Kleine
Siobhan Elliott
Brook Crossman
David Martinelli
Robin Greenlee
Sheldon Wildermuth
Ryan Zaleski
Allyson King
Mark Alan Oehler
Kerry McMurtry
Richard Hebel
Carla Sherry
Robert TATE
Matthew Buttafuoco
Harker Hearne
Jeff Zander
David Draper
Srujan Seelamanthula
Stephen Martin
Osvaldo Freire Fonseca
Obed Cardona
Angus Adolpho
Fred Crosdale
Patrick Murphy
Artie Leary
Jim Wilson
Leonard Davis
Larry Melvin Clifford
Juan Gomez
Kent Lachner
Terence A St Lewis
Feyisade Bolarinwa
Ashok AZHAGIRI
James Snustad
Julie Hampton
Andrea Audino
Ganesh Rajagopalan
FIDAA ALFAKIH
Rowland Bennett
Adrian Lundmark
Kalen Dye
Perry Jones
Srinivas R Vedere
Gerald McCutchen
Logan Thore
Gregory Lewis
Chris Celio
Robert Waicekauskas
Jonathan Hendrickson
Ryan T
Harry Battson
Todd Rissel
Danny Mosby
Alex Rodriguez

# Thank You!

# Thank You!

## From the RISE Robotics Team



### Hiten Sonpal in

**CEO**

Robotics & commercialization exec. Generated $2B+ revenue (9M+ units) at iRobot, grew deployments 3x at Electric Sheep, launched SaaS & HW products at Robin. Graze Robotics & Main Street Autonomy advisor. U of...



### Toomas Sepp

**Co-Founder & Chief Engineer**

Master mechanic & hands-on engineering leader. Key engineer for BEAR, a humanoid hydraulic robot & QCBot, an autonomous drug-delivery robot, both at Vecna. Specialist in precision engineering, machine design, &...



### Blake Sessions

**Co-Founder & CTO**

Mechanical innovator & genius behind Beltdraulic innovation. Forbes 30 Under 30 Manufacturing. Work featured in WSJ. Pro Tool Innovation Award for air compressor, Whitelaw Prize & Luis de Florez MIT award for...



### Kyle Dell'Aquila

**Co-Founder & Head of Customer Experience & Design**

Visionary designer. Olio Smartwatch design lead. Critical role in patented breakthrough for 3D belt topologies. Award-winning moonbuggy design recognized by American Inst of Aeronautics & Astronautics. Rhode...



### Arron Acosta

**Co-Founder & Advisor**

Co-Founder & Advisor

Heavy machinery aficionado & electrification pioneer. Forbes 30 Under 30 Manufacturing. Former engineer at Apple. Employee #1 at Ekotrope (Inc 5000). Techstars alum. Superconnector in product market fit of...



**Dan Foran**

Head of Product

Product development expert. Former Head of Product at Zitara and Product Engineer at Google, Nest, and iRobot. Brings world-class experience scalin...



**Amy DeDeo**

Head of Manufacturing

New Product Introduction leader. Led technical teams at iRobot, Raytheon, Owl Labs & Upstart Power. Developed Meeting Owl from prototype to mass...

# Details

### The Board of Directors

| Director | Occupation | Joined |
|---|---|---|
| Walter Winshall | Investor @ Self | 2019 |
| Michael Haen | VP, Global Product Line Management @ Gates, Inc. | 2024 |
| Vivek Agastya | Investor @ Fortistar | 2024 |
| Hiten Sonpal | President & CEO @ Liftwave, Inc. | 2024 |
| Arron Acosta | Entrepreneur @ Self | 2011 |

### Officers

| Officer | Title | Joined |
|---|---|---|
| Marc F. Dupre | Secretary | 2015 |
| Hiten Sonpal | CEO Treasurer President | 2024 |

### Voting Power

No one has over 20% voting power.

### Past Equity & Loan Fundraises

| Date | Amount | Security | Exemption |
|---|---|---|---|

| Date | Amount | Security | Exemption |
|---|---|---|---|
| 03/2020 | $3,499,992 | Preferred Stock | Regulation D, Rule 506(b) |
| 03/2020 | $1,133,998 | Preferred Stock | Regulation D, Rule 506(b) |
| 03/2020 | $3,224,163 | Preferred Stock | Regulation D, Rule 506(b) |
| 04/2024 | $4,999,999 | Preferred Stock | Regulation D, Rule 506(b) |
| 04/2024 | $5,824,359 | Preferred Stock | Regulation D, Rule 506(b) |
| 04/2024 | $3,540,154 | Preferred Stock | Regulation D, Rule 506(b) |
| 01/2026 | $5,000,000 | | Regulation Crowdfunding |
| 01/2026 | $4,997,836 | | 4(a)(6) |
| | $165,765 | | 4(a)(6) |
| | $758,346 | | 506(c) |

*The use of proceeds is to fund general operations.*

**Outstanding Debts**

None.

**Related Party Transactions**

| | |
|---|---|
| Name | Walter Winshall |
| Amount Invested | $200,000 |
| Transaction type | Convertible Note |
| Issued | 02/04/2026 |
| Interest | 10.0 per annum |
| Discount rate | 20.0 |
| Maturity | 09/10/2026 |
| Relationship | Director |

*Warrants issued for Preferred A-3 Shares at 583 shares per every $10,000 invested*

| | |
|---|---|
| Name | Vivek Agastya |
| Amount Invested | $490,000 |
| Transaction type | Convertible Note |
| Issued | 02/04/2026 |
| Interest | 10.0 per annum |
| Discount rate | 20.0 |
| Maturity | 09/10/2026 |
| Relationship | Director |

*Warrants issued for Preferred Series A-3 shares at 583 shares per $10,000 invested*

| | |
|---|---|
| Name | Hiten Sonpal |
| Amount Invested | $10,000 |
| Transaction type | Convertible Note |
| Issued | 02/04/2026 |
| Interest | 10.0 per annum |
| Discount rate | 20.0 |
| Maturity | 09/10/2026 |
| Relationship | Officer and Director |

*Warrants issued for Preferred Series A-3 shares at 583 shares per $10,000 invested*

| | |
|---|---|
| Name | Aaron Acosta |
| Amount Invested | $10,000 |
| Transaction type | Convertible Note |
| Issued | 02/04/2026 |

| | |
|---|---|
| Interest | 10.0 per annum |
| Discount rate | 20.0 |
| Maturity | 09/10/2026 |
| Relationship | Director |

*Warrants issued for Preferred Series A-3 shares at 583 shares per $10,000 invested*

**Capital Structure**

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Stock | 6,500,000 | 1,387,511 | Yes |
| Series Seed 1 Preferred (Ps1) Stock | 561,391 | 561,391 | Yes |
| Series Seed 2 Preferred (Ps2) Stock | 1,063,224 | 1,063,224 | Yes |
| Series A 1 Preferred (Pa1) Stock | 1,540,749 | 690,194 | Yes |
| Series A 2 Preferred (Pa2) Stock | 1,568,277 | 1,568,277 | Yes |
| Series A 3 Preferred (Pa3) Stock | 524,263 | 1,165 | Yes |

| | |
|---|---|
| Warrants: | 46,057 |
| Options: | 706 |

**Form C Risks:**

We depend on a small management team. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We may need to change our business strategy to respond to adverse or competitive market conditions. In order to respond to market changes, the Company's management may from time to time make changes to the business or growth strategy of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

We may need additional financing. If the proceeds of this Offering are insufficient to fund the operations and capital requirements of the Company, the Company will require additional financing to support its business. There can be no assurance that any such required future financing will be available or, if available, that it will be obtained on terms favorable to the Company. In the event that the Company fails to obtain additional financing when required, such failure could have a material adverse effect on the Company's business, including the possibility of forcing the Company to curtail or cease operations.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

We are subject to risks from providing products to the U.S. government. Doing business with the U.S. government subjects us to risks, including dependence on the timing and level of government spending and compliance with and changes in governmental acquisition regulations. Agreements relating to the sale of products to government entities may be subject to termination, reduction or modification, either at the convenience of the government or for our failure to perform, or other unsatisfactory performance under the applicable contract. Future contracts could subject us to government investigations of our business practices and compliance with government acquisition regulations. If the Company were charged with wrongdoing as a result of any such investigation, it could be suspended from bidding on or receiving awards of new government contracts, and we could be subject to fines or penalties associated with contract non-compliance or resulting from such investigations, which could have a material adverse effect on our business.

We rely on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our products and technology, we rely on a combination of patents, trade secrets, confidentiality agreements with employees and third parties, and protective

contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brand and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. If we do not effectively protect our intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our products and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our products, or obtain and use information or technology that we regard as proprietary.

Marc F. Dupre is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Supply Chain & Manufacturing: Supply Chain Disruptions: Reliance on global supply chains can expose the company to risks such as natural disasters, political instability, and trade wars, which can disrupt the production and delivery of components. Manufacturing Challenges: Maintaining consistent quality and production efficiency in robotics manufacturing can be complex, especially as technology advances and product complexity increases.

Regulatory & Compliance: Changing Regulations: Regulations related to robotics, AI, and autonomous systems are constantly evolving. Failure to comply with new regulations can result in fines, legal action, and market restrictions.

### Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

### Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

**Exercise of Rights Held by Principal Shareholders**

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ?;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. ?

**Valuation Methodology for Prior Reg CF Raise**

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

**Company**

LiftWave, Inc.

Delaware Corporation
Organized January 2011
13 employees
1 Union Sq.
Somervillle MA 02143 https://www.riserobotics.com/

**Business Description**

Refer to the RISE Robotics profile.

**EDGAR Filing**

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

**Compliance with Prior Annual Reports**

RISE Robotics is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

**All prior investor updates**

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less